UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On September 13, 2021, Farmmi, Inc., a Cayman Islands corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 93,111,717 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $0.22 per share, and 275,150,000 pre-funded warrants (the “Pre-funded Warrants”) to purchase 275,150,000 shares (the “Warrant Shares”), for a public offering price of $0.2199 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this Offering. The Pre-funded Warrants have an exercise price of $0.0001 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent.

The Company expects to receive approximately $74.2 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company.

Any securities offered and sold in the Offering (including the Warrant Shares) will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No.: 333-254036) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021 and declared effective on March 16, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 13, 2021 relating to the Offering and filed with the SEC on September 13, 2021 and a final prospectus supplement dated September 13, 2021.

The foregoing summary of the terms of the Underwriting Agreement and the Warrant Agent Agreement (including the Pre-funded Warrants) are subject to, and qualified in their entirety by reference to, copies of the Underwriting Agreement and the Warrant Agent Agreement (including the Pre-funded Warrants) that are filed as exhibits to this report on Form 6-K and are incorporated herein by reference. A copy of the opinion of Campbells LLP, as legal counsel to the Company, relating to the legality of the issuance and sale of the Shares, Pre-Funded Warrants and the Warrant Shares in the Offering is attached hereto as Exhibit 5.1.

On September 10, 2021, the Company issued a press release announcing the proposed public offering of its securities. A copy of the press release is attached hereto as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

On September 13, 2021, the Company issued a press release announcing that it priced a public offering of its securities. A copy of the press release is attached hereto as Exhibit 99.2 to this report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-254036, No. 254397 and No. 333-228677) and Form S-8 (File No. 333-224463).

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated September 13, 2021
4.1	Form of Warrant Agent Agreement (including the Pre-funded Warrant)
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Farmmi, Inc. Announces Proposed Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares,” dated September 10, 2021
99.2	Press release titled: “Farmmi, Inc. Prices $81 Million Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares,” dated September 13, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: September 14, 2021	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer